DC

04044526

September 13, 2004

Act: 34
Section: 15(d)
Rule:
Public Availability: 9-13-04

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Engenio Information Technologies, Inc.
Incoming letter dated September 13, 2004

Based on the facts presented, it is the Division's view that the effectiveness of Engenio Information Technologies' registration statement on Form S-1 during fiscal year 2004 would not preclude Engenio Information Technologies from utilizing Rule 12h-3 under the Securities Exchange Act of 1934. In reaching this position, we particularly note that no securities were sold pursuant to the registration statement and Engenio Information Technologies has withdrawn the registration statement pursuant to Rule 477 under the Securities Act of 1933.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

1279400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2004

Jonathan M. Block
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304-1050

Re: Engenio Information Technologies inc.

Dear Mr. Block:

In regard to your letter of September 13, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

W&GR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

Securities Exchange Act of 1934,
Sections 15(d) and 12(h) and Rule 12h-3

September 13, 2004

Via Email, Facsimile and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Engenio Information Technologies, Inc.
Commission File Nos. 333-112959 and 001-32257

Ladies and Gentlemen:

On behalf of Engenio Information Technologies, Inc., a Delaware corporation (the "**Company**"), we hereby request that a no-action letter be issued advising us that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") concurs in the Company's view that the effectiveness of the Company's registration statement on Form S-1 during the fiscal year ending December 31, 2004 would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), suspending the Company's duty to file with the Commission periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Company's registration statement on Form S-1 became effective (*i.e.*, the fiscal year ending December 31, 2004). Alternatively, we request an exemption for the Company from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act. This letter amends and restates the Company's prior request for a no-action letter, which was submitted to the Staff by letter dated August 30, 2004, as updated by letters dated September 2, 2004 and September 10, 2004.

Factual Background

Engenio is a subsidiary of LSI Logic Corporation ("**LSI Logic**"), which is the beneficial and record owner of all 50,000,000 outstanding shares of the Company's Class B common stock (the "**Class B Common Stock**"). The Company and LSI Logic have entered into agreements providing for the separation of the Company's business from that of LSI Logic.

On February 19, 2004, pursuant to the Securities Act of 1933, as amended (the "**Securities Act**"), the Company filed a registration statement on Form S-1 (File No. 333-112959), as most recently amended on July 27, 2004 (the "**S-1 Registration Statement**"), which proposed an initial public offering of up to 12,500,000 shares of the Company's Class A common stock, par value $0.001 per share (the "**Class A Common Stock**"). On July 27, 2004, pursuant to the Exchange Act, the Company filed a registration statement on Form 8-A (File No. 001-32257) (the "**8-A Registration Statement**"), registering the Class A Common Stock under Section 12(b) of the Exchange Act. Thereafter, the New York Stock Exchange (the "**NYSE**") certified to the Commission that the Class A Common Stock had been approved for listing on the NYSE upon notice of issuance.

Both registration statements were then declared effective on July 29, 2004, with the expectation that information concerning the public offering price, underwriting syndicate and related matters would be contained in a form of prospectus filed pursuant to Rule 424(b) of the Securities Act as permitted by Rule 430A of the Securities Act. However, the Company, in consultation with the managing underwriters of the offering, decided to postpone the initial public offering due to market conditions. Since that decision, the Company has not taken any further action with respect to recommencing the offering, and on August 16, 2004, the Company filed with the Commission a letter requesting withdrawal of the S-1 Registration Statement pursuant to Rule 477 under the Securities Act. No shares of the Class A Common Stock have been issued pursuant to the S-1 Registration Statement. Because the 8-A Registration Statement was declared effective, however, the Company's Class A Common Stock is registered under Section 12(b) of the Exchange Act even though the Class A Common Stock did not commence trading on the NYSE.

As disclosed in the S-1 Registration Statement, the Company has a total of seven stockholders. All 50,000,000 of the outstanding shares of the Company's Class B Common Stock are owned beneficially and of record by LSI Logic, which acquired the shares pursuant to a private placement exemption from registration under the Securities Act. The Class B Common Stock will automatically convert into Class A Common Stock if such shares are transferred to a person other than LSI Logic or one of its wholly-owned subsidiaries, and in addition, LSI Logic may elect to convert shares of the Class B Common Stock into shares of Class A Common Stock. All conversions will be effected on a one-for-one basis. In addition, there are currently outstanding 37,500 shares of the Company's Class A Common Stock, of which 25,000 are owned by the Company's chief financial officer and of which 2,500 are owned by each of the Company's five non-employee directors, each of whom acquired the shares pursuant to a private placement exemption from registration under the Securities Act. There are also outstanding options to purchase a total of 2,025,000 shares of the Company's Class A Common Stock, which are owned by a total of sixteen individuals (each of whom is an executive officer, director or member of the senior management of the Company).

On August 16, 2004, the Company submitted a letter to the Commission by which the Company requested withdrawal of its 8-A Registration Statement in order to remove the securities from registration under Section 12(b) of the Exchange Act. On August 30, 2004, the Company submitted a letter to the NYSE, by which the Company requested the NYSE file an application and all other appropriate paperwork with the Commission, pursuant to Rule 12d2-2 of the Exchange Act, to withdraw its certification of the Form 8-A and to strike the Class A Common Stock from listing and registration under the Exchange Act. On August 31, 2004, the NYSE filed an application with the Commission, pursuant to Section 12(d) of the Exchange Act and Rule 12d2-2 thereunder, to strike the Company's Class A Common Stock from listing and registration, effective as of the opening of the trading session on September 10, 2004 (the "**NYSE Application**"). On September 10, 2004, the Division of Market Regulation granted the NYSE Application, effective as of the close of business on September 10, 2004. Pursuant to Section 12(d) of the Exchange Act and Rule 12d2-2 thereunder, the removal from listing and registration pursuant to the withdrawal of the 8-A Registration Statement and the NYSE Application has relieved the Company from continued compliance with the reporting requirements under Section 12 of the Exchange Act.

Due to the termination of its Exchange Act reporting obligations under Section 12, the Company has become subject to the reporting obligations imposed under Section 15(d) of the Exchange Act. Section 15(d) provides that the periodic reporting requirements of Section 13 are applicable to any issuer that files a registration statement that becomes effective under the Securities Act. Although Exchange Act Rule 12h-3 grants an automatic suspension from these requirements for any issuer that has filed a Form 15 which certifies, pursuant to Rule 12h-3(b)(1)(i), that it has a class of securities held of record by less than 300 persons, subsection (c) of Rule 12h-3 makes the suspension inapplicable to any fiscal year in which a registration statement under the Securities Act became effective. Thus, although all shares of the Company's Class A Common Stock that are issued and outstanding are held beneficially and of record by six stockholders (the Company's chief financial officer and five non-employee directors), who acquired the shares privately without registration under the Securities Act, Rule 12h-3(c) precludes the Company from utilizing Rule 12h-3(b)(1)(i) to suspend its reporting requirements under Section 15(d) of the Exchange Act with respect to the current fiscal year. Therefore, the Company hereby requests that a no-action letter be issued advising us that the Staff concurs in the Company's view that the effectiveness of the S-1 Registration Statement during the fiscal year ending December 31, 2004 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, suspending the Company's duty to file with the Commission periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the S-1 Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2004).

Discussion

We respectfully submit that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner that would require the Company to file any Section 13(a) periodic reports merely because the S-1 Registration Statement was filed and became effective during 2004.

The Commission has stated that "the purpose of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." Exchange Act Release No. 34-20263 (Oct. 5, 1983) (the "**Release**"). In the Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *Id.*

Although the S-1 Registration Statement was declared effective, the Company's initial public offering was not consummated and the Company has requested withdrawal of the S-1 Registration Statement pursuant to Rule 477 under the Securities Act. As a result, no securities of the Company were sold to the public pursuant to the S-1 Registration Statement, nor are there any public stockholders of the Company. Therefore, because the Company has no "investing public" to which information about its activities through the end of fiscal year 2004 should be made available, the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Form 15 for a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

The Commission further stated in the Release that, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed..." *Id.* In the Company's case, the burdens imposed by the application of Rule 12h-3 clearly outweigh any benefits. The preparation and filing of periodic reports would impose a financial burden on the Company and would involve significant management efforts. Because the Company has no public stockholders and no purchasers in a registered public offering, the investing public would derive no benefit from requiring the Company to commence filing periodic reports required by Section 13 of the Exchange Act.

The Staff has recognized in a number of situations similar to the Company's, where no securities were sold pursuant to an effective registration statement and the issuer withdrew its registration statement pursuant to Rule 477 under the Securities Act, that the application of Rule 12h-3(c) is not always justified by public policy considerations and, accordingly, has taken a no-action position such as that requested herein. *See, e.g., NOMOS Corporation* (Nov. 12, 2002); *Medco Health Solutions, Inc.* (Aug. 13, 2002); *NeoGenesis Pharmaceuticals, Inc.* (Apr. 1, 2002); *OMP, Inc.* (Apr. 2, 2001); *Enfinity Corporation* (Nov. 30, 1998); and *Coral Systems, Inc.* (Mar. 31, 1997). Consequently, the Company hereby requests that a no-action letter be issued advising us that the Staff concurs in the Company's view that the effectiveness of the S-1 Registration Statement during the fiscal year ending December 31, 2004 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, suspending the Company's duty to file with the Commission periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the S-1 Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2004).

Conclusion

The Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed. In the Company's case, the investing public derives no benefit from requiring the Company to file periodic reports required by Section 13(a) of the Exchange Act because LSI Logic and the Company's chief financial officer and non-employee directors are the Company's only seven stockholders and there have been no purchasers in a registered public offering. Moreover, the burden of imposing Exchange Act reporting obligations on the Company would be substantial.

In light of the foregoing, we request, on behalf of the Company, that the Staff issue a no-action letter advising us that the Staff concurs in the Company's view that the effectiveness of the S-1 Registration Statement during the fiscal year ending December 31, 2004 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, suspending the Company's duty to file with the Commission periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the S-1 Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2004). Alternatively, we request on behalf of the Company an exemption pursuant to Section 12(h) of the Exchange Act from the requirement of filing such reports. If and when relief is granted by the Staff with respect to the foregoing, the Company will file a Form 15 on or before the date on which the Company's next periodic report is due pursuant to the Exchange Act.

If you have any questions with respect to this request or require additional information, please do not hesitate to call the undersigned at (650) 565-3578. If you disagree with the views expressed in this letter, we would appreciate the opportunity to discuss this matter before a written response is provided. In accordance with Securities Act Release No. 33-6269 (Dec. 5, 1980), enclosed are seven additional copies of this letter. For the convenience of the Staff, we have also enclosed copies of the previous no-action letters cited herein. We would appreciate it if you would acknowledge receipt of this letter by date-stamping the extra enclosed copy of this letter and returning it to the undersigned in the enclosed, self-addressed stamped envelope.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Jonathan M. Block

Enclosures

cc: Jeffrey Werbitt, Esq. (with enclosures)
Grace Lee, Esq. (with enclosures)
David E. Sanders, Esq. (w/o enclosures)
Larry W. Sonsini, Esq. (w/o enclosures)
Matthew W. Sonsini, Esq. (w/o enclosures)